SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: March 6, 2013

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Report of Voting Results of the Annual General Meeting of Shareholders held on February 28, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date: March 6, 2013

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Company”)

Annual General Meeting of Shareholders

held on

February 28, 2013

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Of the proxies received, the following shares were voted For/Against/Withheld:

1. Fix the Number of Directors

The following were the results to fix the number of directors at seven (7):

Votes For	%	Votes Against
52,989,677	99.29	42,289

2. Election of Directors

The following were the results of the election of directors of the Company:

Name of Nominee	Votes For	%	Votes Withheld
James Sinclair	23,990,181	94.37	1,432,440
Joseph Kahama	23,892,193	93.98	1,530,428
Norman Betts	24,889,297	97.90	533,324
William Harvey	16,037,301	63.08	9,385,320
Rosalind Morrow	15,747,462	61.94	9,675,159
Abdulkarim Mruma	24,980,457	98.26	442,164
Ulrich Rath	14,875,316	58.51	10,547,305

3. Appointment of Auditors

The following were the results to appoint Ernst & Young LLP as auditors of the Company and authorizing the Directors to fix auditor’s remuneration:

Votes For	%	Votes Withheld
52,832,688	99.56	234,201

TANZANIAN ROYALTY EXPLORATION CORPORATION

“Helen Hansen”

Helen Hansen, Corporate Secretary